Monterey Capital Acquisition Corporation

419 Webster Street

Monterey, CA 93940

May 3, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention:	Jeffrey Lewis
Isaac Esquivel
Ronald E. Alper
Pam Howell

Re:	Monterey Capital Acquisition Corporation Amendment No. 3 to Registration Statement on Form S-4 Filed April 15, 2024
File No. 333-276182

Ladies and Gentlemen:

This letter sets forth the response of Monterey Capital Acquisition Corporation (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 29, 2024, with respect to the above reference Registration Statement on Form S-4 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 4 to the Registration Statement on Form S-4 (the “Amended Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Amended Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 3 to Registration Statement on Form S-4 filed April 15, 2024

What voting power will current MCAC stockholders ....?, page 9

1.	We note the removal from the table on page 9 the shares to be held by Meteora. Prior comment 1 was only seeking removal of Meteora from the table on page 13 relating to the underwriting fees. Please revise the tables on pages 9 and 10 to add back Meteora. In addition, please revise the table on page 10 to remove the underwriting fee as a percentage of gross cash proceeds of the business combination. As previously requested, please revise the table on page 13 to remove the 40,000 shares to be issued to Meteora, as such shares are not part of the class A shares issued in the initial public offering, Please also revise the table on page 13 to include the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. This should be based upon the proceeds in the trust, not the gross proceeds post business combination. Such information will reflect the amount and percentage of the underwriting fees born by non-redeeming shareholders from the amount remaining in the trust account.

Response: The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 9, 10, 13 and 14 of the Amended Registration Statement.

Material U.S. Federal Income Tax Consequences, page 159

2.	Please reconcile the disclosure on page 160 that the statements of law and legal conclusions set forth in the section entitled “U.S. Federal Income Tax Considerations to Holders of MCAC Class A Common Stock Exercising Redemption Rights” represent the opinion of counsel with the opinion filed as Exhibit 8.1, which only references the section titled "U.S. Federal Income Tax Considerations of the Business Combination to the ConnectM Stockholders" is the opinion of counsel. In addition, please revise the discussion of the tax consequences to ConnectM stockholders to clearly disclose the specific tax consequences of the transaction qualifying as a reorganization. Currently the disclosure is that the tax consequences "should" be .... However, we note that the opinion is a "will" opinion. Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has removed its disclosure on page 161 and revised its disclosure on page 166 of the Amended Registration Statement to align with the opinion of counsel filed as Exhibit 8.1.

General

3.	We note the current report on Form 8-K filed on April 10, 2024, indicating that the company has received a NASDAQ notice of delisting. Please revise to clearly disclose throughout the prospectus, including adding risk factor disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on the cover page and pages 14, 15, 24, 25, 51 and 179 of the Amended Registration Statement.

*****

Sincerely,

MONTEREY CAPITAL ACQUISITION CORP

/s/ Bala Padmakumar
Name: Bala Padmakumar
Title: Chief Executive Officer